Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

September 21, 2016

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Slivka, Legal Branch Chief

Re:	Aqua Metals, Inc. Amendment No. 1 to Registration Statement on Form S-3
Filed September 16, 2016
SEC File No. 333-213501

Dear Mr. Slivka:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to the oral comment issued by Asia Timmons-Pierce of the staff of the Commission (the “Staff”) to the undersigned on September 20, 2016 on the above-referenced Registration Statement on Form S-3 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 2 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Ms. Timmons-Pierce’s oral comment, the substance of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Part II, Item 16. Exhibits

1.	Please revise the exhibit index to reflect that the Form T-1 Statement of Eligibility will be filed under the electronic form 305B2 after effectiveness and not in a post-effective amendment or in a Form 8-K.

Response: We have revised the exhibit index as requested. Please see page II-2 of the Amendment.

We have also revised the Registration Statement to include in Part II, Item 17 the undertaking required by subpart (j) of Item 512 of Regulation S-K. Please see page II-4 of the Amendment.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

OC 287603328v1

Securities and Exchange Commission

Division of Corporation Finance

September 21, 2016

The Company has endeavored to fully respond to the Staff's comment. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc:    Aqua Metals, Inc.